Exhibit 3.5

YELP! INC.

CERTIFICATE OF AMENDMENT TO

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Yelp! Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, hereby certifies that:

FIRST: The name under which the corporation was originally incorporated is Yelp, Inc.

SECOND: The date on which the Certificate of Incorporation of the corporation was originally filed with the Secretary of State of the State of Delaware is September 3, 2004. The Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on January 22, 2010.

THIRD: The Seventh Amended and Restated Certificate of Incorporation of the corporation is hereby amended pursuant to Sections 228 and 242 of the General Corporation Law of the State of Delaware. All amendments to the Seventh Amended and Restated Certificate of Incorporation reflected herein have been duly adopted by the Board of Directors and stockholders of the corporation in accordance with the provisions of such Sections. As required by Section 228 of the General Corporation Law of the State of Delaware, the corporation has given written notice of the amendments reflected herein to all stockholders who did not consent in writing to these amendments.

FOURTH: The Seventh Amended and Restated Certificate of Incorporation of the corporation is hereby amended as set forth below:

1. The First Article is hereby amended and restated in its entirety to read as follows:

“The name of this corporation is Yelp Inc. (the “Company”).”

2. Section (A) of the Fourth Article is hereby amended and restated in its entirety to read as follows:

“A. The aggregate number of shares that the Company shall have authority to issue is Four Hundred Twenty-Three Million Two Hundred Sixty-Seven Thousand One Hundred Fifteen (423,267,115) divided into Two Hundred Eighty Million (280,000,000) shares of Common Stock each with the par value of $0.000001 per share (“Common Stock”) and One Hundred Forty-Three Million Two Hundred Sixty-Seven Thousand One Hundred Fifteen (143,267,115) shares of Preferred Stock each with the par value of $0.000001 per share (“Preferred Stock”). The Preferred Stock may be issued in one or more series. The first series of Preferred Stock shall be denominated the “Series A Preferred” and shall consist of Forty Million (40,000,000) shares. The second series of Preferred Stock shall be denominated the “Series B Preferred” and shall consist of Forty-Four Million Eight Hundred Two Thousand Eight Hundred Seventy (44,802,870) shares. The third series of Preferred Stock shall be denominated the “Series C Preferred” and shall consist of Thirty-Two Million Two Hundred Eighty-Eight Thousand Six Hundred Thirty (32,288,630) shares. The fourth series of Preferred Stock shall be denominated the

“Series D Preferred” and shall consist of Fourteen Million Five Hundred Thirty-One Thousand Four Hundred Sixty (14,531,460) shares. The fifth series of Preferred Stock shall be denominated the “Series E Preferred” and shall consist of Eleven Million Six Hundred Forty-Four Thousand One Hundred Fifty-Five (11,644,155) shares.

Effective upon the filing of this Certificate of Amendment to Seventh Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, every four (4) shares of outstanding Common Stock shall be split and reconstituted into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued upon combination of the Common Stock in the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board of Directors) on the date that the Reverse Stock Split is effective, rounded up to the nearest whole cent.

The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of Common Stock resulting from the Reverse Stock Split and held by a single record holder shall be aggregated.

The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split. All of the share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock set forth in the Corporation’s Seventh Amended and Restated Certificate of Incorporation, as amended to date, shall be appropriately adjusted to give effect to the Reverse Stock Split, as applicable.”

* * *

The foregoing Certificate of Amendment to Seventh Amended and Restated Certificate of Incorporation has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law.

IN WITNESS WHEREOF, Yelp! Inc. has caused this Certificate of Amendment to Seventh Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 1st day of February, 2012.

YELP! INC.

Signature:	/s/ Jeremy Stoppelman
Jeremy Stoppelman
Chief Executive Officer